UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  VISCORP, INC.
        (Exact name of registrant as specified in its corporate charter)


                         Commission File No.: 000-52236

           Delaware                                             20-4857782
           --------                                             ----------
(State or other jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                               Identification No.)


                 627 Nevin Avenue, Sweickley, Pennsylvania 15143
                    (Address of Principal Executive Offices)


                                  412-977-8366
              (Registrant's telephone number, including area code)

          (Former name or former address, if changed since last report)


                                January 18, 2008

                                 SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to "Company," "Tianyin" "we," "us.", and "our" are to Raygere Limited.and its consolidated subsidiaries.

                                  INTRODUCTION

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the "Board") as a result of the Share Exchange transaction as described below. The date of this Information Statement is January 18, 2008.



         This Information Statement was filed with the Securities and Exchange Commission (the "SEC") on January 18, 2007 and is being mailed to our stockholders of record as of January 24, 2008. The mailing date of this Information Statement will be on or about February 5, 2008. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designee named herein will be appointed to the Board (the "Effective Date").

         Pursuant to the Share Exchange transaction, our sole director, Charles Driscoll resigned as a member of our board, with such resignation to be effective on the Effective Date. In connection therewith, Mr. Driscoll appointed Guoqing Jiang as Chairman of the Board - effective as of the close of the Share Exchange - and nominated Stewart Lor to become a member of our Board on the Effective Date. Additionally, upon the closing of the Share Exchange, Mr. Driscoll resigned as our President, Chief Executive Officer and Chief Financial Officer and appointed Mr. Guoqing Jian as our President and Chief Executive Officer.

         No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS  INFORMATION  STATEMENT  IS  REQUIRED  BY SECTION  14(F) OF THE  SECURITIES
EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESI GNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                            TRANSACTION WITH TIANYIN

         On January 16, 2008, we entered into and consummated the transactions (the "Share Exchange") contemplated under a Securities Exchange Agreement (the

"SEA") by and among us, Raygere Limited ("Raygere"), a company organized under the laws of the British Virgin Islands ("BVI") and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands (collectively, the "Raygere Stockholders"), pursuant to which all the shares of Raygere were transferred to us and Raygere became our wholly-owned subsidiary. As part of the Share Exchange, the shareholders of Raygere were issued 12,790,800 shares of our Common Stock, which represented 87.68% of the 14,587,200 issued and outstanding shares of our Common Stock following the Share Exchange, but before the dilution resulting from the financing described below. We refer to the transaction consummated under the Share Exchange Agreement as, the "Share Exchange".

         Prior to the Share Exchange, we were a public "shell" company with nominal assets. We were originally formed as an LLC under the laws of the State of Delaware on August 20, 2002. In March 2006, we changed our status from an LLC to a Corporation registered in the State of Delaware. Prior to the Share Exchange, we operated as a developer and retailer of software for optometrists. However, we have generated minimal revenues over the past few years and decided to pursue an acquisition strategy, whereby we sought to acquire undervalued business with a history of operating revenues in markets that provide room for growth. In connection with the Share Exchange and immediately prior to the closing, we sold all of our assets - which consisted solely of the optometry related software - to Charles Driscoll. Following the Share Exchange, our primary operations will consist of the operations of Raygere.

         Concurrent with the Share Exchange, we completed a private financing of $10,225,000 million, with 24 accredited investors (the "Financing"). The net proceeds from the Financing were approximately $9,200,000. Consummation of the Financing was a condition to the completion of the Share Exchange transaction with Raygere and the Raygere Stockholders under the SEA. The securities offered in the Financing were sold pursuant to a Securities Purchase Agreement (the "Purchase Agreement") by and among us, Raygere, the Raygere Stockholders; Grandway Group Holdings Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of Raygere, and the investors named in the Purchase Agreement. Pursuant to the Purchase Agreement, we issued a total of
102.25 Units of securities consisting of (a) an aggregate of $10,225,000 million principal amount of our 10% convertible exchangeable notes due on or before June 30, 2009 , (b) five (5) year warrants to purchase 3,195,314 shares of our Common Stock, $0.001 par value per share at an initial exercise price of $2.50 per share, and (c) seven (7) year warrants to purchase 3,195,314 shares of our Common Stock at an initial exercise price of $3.00 per share. The exercise prices of the Warrants are subject to weighted average and other anti-dilution adjustments.

         General Business Summary of Raygere, our wholly-owned subsidiary.

         Raygere was incorporated in the British Virgin Islands on January 26, 2007. On October 30, 2007, Raygere completed the acquisition of 100% of the equity interest in Chengdu Tianyin Pharmaceutical Co., Ltd., a corporation organized and existing under the laws of the People's Republic of China ("Chengdu Tianyin") through Grandway, the 100% owned subsidiary of Raygere. Substantially, all of our operations are conducted in China through Chengdu Tianyin. Established in 1994, Chengdu Tianyin was a manufacturer and supplier of modernized traditional Chinese medicines. The current management of Chengdu Tianyin acquired 100% of the equity interest of Chengdu Tianyin in 2003. We are engaged primarily in the development, manufacturing, marketing and sale of modernized traditional Chinese medicine, or TCM, and other pharmaceuticals in China.

         We currently manufacture and market a comprehensive product portfolio of 34 modernized TCM designed to address large market opportunities. We have an extensive product pipeline of 51 products which are pending regulatory approvals with the China State Food and Drug Administration.

                                VOTING SECURITIES

         We have 50,000,000 authorized shares of common stock as of the date hereof, of which 14,587,500 shares are issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. On January 14, 2008, 83.40% of our shareholders approved, via written consent, to amend our certificate of incorporation to authorize a class of preferred stock, whose terms shall later be attached by our Board of Directors; however, such amendment will not be effective until 20 days after we file a Schedule 14C with the SEC and mail the same to our shareholders. Our board of directors will have the right to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, without shareholder approval. Once the amendment is effective, we agreed to file a Certificate of Designation with Delaware's Secretary of State whereby 9,000,000 shares of the preferred stock shall be designated as Series A Preferred Stock as per the terms of the Financing.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of our common stock as of January 16, 2008 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee before and after the Share Exchange, and (iii) all of our directors, executive officers and director nominees as a group.

         Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the directors, officers and director nominee listed below is 11th Floor, South Tower, Jinjiang Times Garden, 107 Jin Li Road West, Chengdu, Sichuan Province, the People's Republic of China, 0086-028-86154737.

         All share ownership figures include shares issuable upon exercise of options, warrants or preferred stock exercisable within 60 days of January 16, 2008, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.




                                     AMOUNT                                    AMOUNT
                                   AND NATURE                                AND NATURE
                                       OF             PERCENTAGE OF         OF BENEFICIAL
                                   BENEFICIAL          OUTSTANDING           OWNERSHIP             PERCENTAGE OF
                                   OWNERSHIP          SHARES BEFORE            AFTER                OUTSTANDING
                                   BEFORE THE          THE SHARE              THE SHARE           SHARES AFTER THE
NAME                             SHARE EXCHANGE        EXCHANGE               EXCHANGE             SHARE EXCHANGE
--------------                   --------------    ---------------- -- ---------------------  ---------------------

Charles Driscoll(1)                   4,000,000              84.81%                 80,000                      *
Progressive Investors, LLC
(2)(3)                                  435,000               9.22%                435,000                  2.98%

Guoqing Jiang                                 -                   -                 38,429(4)               0.26%

Time Poly Management Ltd.(5)
                                              -                   -              9,976,824                 68.39%
Cmark Holdings Co., Ltd.(6)
                                              -                   -              2,165,503                 14.84%
Stewart Shiang Lor                            -                   -             12,142,327(7)              83.23%
                                 --------------    ---------------- -- ---------------------  ---------------------
All Directors, Executive
Officers and Director
Nominees before the Share
Exchange, As a Group                  4,000,000              84.81%                 80,000                      *
                                 --------------    ---------------- -- ---------------------  ---------------------

All Directors, Executive
Officers and Director
Nominees after the Share
Exchange and after the
Effective Date of this
Schedule, As a Group                          -                   -             12,180,756                 83.50%


     * Less than one percent

     (1)  Charles Driscoll's address is 627 Nevin Ave, Sewickley, PA 15143.
     (2)  Mark Smith is the beneficial owner of Progressive Investors, LLC
     (3) Progressive is located at 1541 E. Interstate 30, Suite 140, Rockwall, Texas 75087.
     (4) Pursuant to a Share Transfer Agreement, dated as of January 16, 2008, Dr. Jiang has an option to purchase up to 38,429 shares of Time Poly equity from Stewart Shiang Lor. Mr. Lor is the director nominee who shall become a member of our board following the notice period of this Schedule.

     (5) The person having voting, dispositive or investment powers over Time Poly is Stewart Shiang Lor, Authorized Agent. All of the shares Mr. Lor holds in Time Poly, which represents 100% of the equity interest in Time Poly, are subject to a Share Transfer Agreement with certain members of Chengdu Tianyin's management (the "Executives") dated January 16, 2008, after which such persons will have the voting, dispositive and investment power over Time Poly. See "Certain Relationships and Related Transactions" below.
     (6) The person having voting, dispositive or investment powers over Cmark is Stewart Shiang Lor, Authorized Agent.
     (7) Mr. Lor is the sole shareholder of Time Poly, which owns 9,976,824 shares of our voting stock and therefore, Mr. Lor beneficially owns
          9,976,824 shares of our voting stock. Mr. Lor is also the sole shareholder of Cmark, which owns 2,165,503 shares of our voting stock and therefore Mr. Lor beneficially owns 2,165,503 shares of our voting stock. 16.93% of the shares of our Common Stock held by Cmark and 78% of the shares of our Common Stock held by Time Poly are subject to an escrow agreement pursuant to which such shares are to be released back to such members and to the Investors of the Financing, based upon certain performance targets of Chengdu Tianyin as set forth in the Share Escrow Agreement dated January 16, 2008, by and among us, Time Poly, Happyvale Limited, Fartop Management Limited and Cmark, the Investors in the Financing and the escrow agent.

                                CHANGE OF CONTROL

GENERAL

         On January 16, 2008, we consummated the transactions contemplated by the Share Exchange Agreement. Pursuant to that agreement, we acquired from the shareholders of Raygere, all of the issued and outstanding shares of Raygere and, in exchange, issued to them 12,790,800 shares of our Common Stock, constituting approximately 87.68% of our Common Stock before giving effect to dilution resulting from the Financing. As a result of the Share Exchange, Raygere became our wholly-owned subsidiary. Pursuant to the Share Exchange, we will have 14,587,500 shares of Common Stock issued and outstanding, of which Raygere's former shareholders will own 87.68% with the balance held by investors in the Financing and those who held our shares prior to the Share Exchange.

                        CHANGES TO THE BOARD OF DIRECTORS

         Prior to the Share Exchange, Mr. Charles Driscoll was our President, Chief Executive Officer, Chief Financial Officer and our sole director. Effective at the close of the Share Exchange, Mr. Driscoll resigned from all of the offices he held. Additionally, on January 16, 2008, Mr. Driscoll tendered his resignation as a director to be effective on the tenth day following the later of the filing of this Information Statement with the SEC and the mailing of this Information Statement to our stockholders (the "Effective Date"). In connection with the Share Exchange, Mr. Driscoll appointed Guoqing Jiang as the Chief Executive Officer and Chairman of the Board, with such positions to be effective at the close of the Share Exchange. The Board nominated Stewart Shiang Lor as a director of our Board, but Mr. Lor he will not be appointed until the Effective Date.

         None of the directors Mr. Driscoll appointed are currently members of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

DIRECTORS PRIOR TO THE SHARE EXCHANGE


  NAME                     AGE                            POSITION
  Charles Driscoll          35               President, Chief Executive Officer,
                                             Chief Financial Officer, Director

         CHARLES DRISCOLL, PRESIDENT, CEO, CFO AND DIRECTOR. Mr. Driscoll graduated from Ohio University with a Bachelor of Science in Communication in 1993. Following graduation from Ohio University, Mr. Driscoll began his career with Federated Investors in various financial service capacities. In 1995, Mr. Driscoll left Federated to become a licensed Investment Advisor and Broker, until he left to join a technology firm in Boston, Massachusetts two years later. Mr. Driscoll spent the next seven years in the technology industry in Boston and Pittsburgh, working in sales and business development roles for companies like PassGO, Wall Data, Seagull Software, and Promptu. In 2000, he left the software industry to launch a technology division for Beitler McKee Optical Company, a wholesale optical laboratory, of which he had been an active board member from 1997 to 2007 and owned 10% of the company (all non-voting shares). In 2003, Mr. Driscoll left Beitler McKee to launch VisCorp, Inc. to better serve the technology needs of the optical marketplace.

CURRENT DIRECTOR AND DIRECTOR NOMINEES

DR. GUOQING JIANG, THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. Dr. Jiang has led the current management to acquire Tianyin Pharmaceutical Co., Ltd. in 2003 and successfully transformed the Company from a regional player into one of the leading TCM manufacturers in China. Prior to Tianyin, Dr. Jiang served as CEO at Kelun Pharmaceutical Group and built the company from inception to its current status as the world's leading producer of intravenous solution products. Dr. Jiang is a charismatic, natural leader and well-respected industry veteran with over 15 years of extensive experience and a proven track record in the pharmaceutical and modernized traditional Chinese medicine industry. Dr. Jiang once served as a lecturer and resident physician for over 5 years after graduating as a Medical Doctor from Jiangsu University Medical School.


STEWART LOR, DIRECTOR. Mr. Lor has over 20 years of work experience in diverse disciplines including corporate management, manufacturing and operations, international trade, corporate finance and investment, information technology as well as sales and marketing. Mr. Lor cofounded Lorons International Corporation, PowerBridge Technology Co., Ltd. and Cmark Capital Co., Ltd. and served in various senior management positions at several U.S. and China based companies. Mr. Lor currently serves as a board director at Jpak Group Inc, a publicly listed company in the U.S. He graduated from State University of New York at Stony Brook and studied Management at Baruch College in New York.



                              CORPORATE GOVERNANCE

COMMITTEES OF THE BOARD OF DIRECTORS

         Due to our lack of operations and size, we have not designated an Audit Committee. Furthermore, we are currently quoted on the OTC Bulletin Board, which is sponsored by the NASD, under the symbol "VSCO" and the OTCBB does not have any listing requirements mandating the establishment of any particular committees. Our board of directors acts as our Audit Committee and performs equivalent functions, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. For these same reasons, we did not have any other separate committees during fiscal 2007; all functions of a nominating committee, audit committee and compensation committee are currently performed by our director.

         Our Board believes that, considering our size and the members of our Board, decisions relating to director nominations can be made on a case-by-case basis by all members of the board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

         The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

         We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges in the near future. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an "audit committee financial expert." Additionally, we will adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

DIRECTOR INDEPENDENCE

         Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the American Stock Exchange LLC, or the AMEX. The board of directors also will consult with counsel to ensure that the board of director's determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. The AMEX listing standards define an "independent director" generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director's exercise of independent judgment.

         Currently we do not satisfy the "independent director" requirements of the AMEX, which requires that a majority of a company's directors be independent. However, our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements, when we become subject to such requirements.


DIRECTORS ATTENDANCE AT MEETINGS

         During fiscal 2007, the Board held 4 meetings. None of the directors attended fewer than 75% of the total number of Board of Directors meetings.

                               EXECUTIVE OFFICERS

         In connection with the Share Exchange, Mr. Charles Driscoll resigned as our President, Chief Executive Officer and Chief Financial Officer; Guoqing Jiang was appointed as President and Chief Executive Officer.

         A brief description of the previous business experience of our executive officers is provided above.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of
Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2006 beneficial owners complied with Section 16(a) filing requirements applicable to them.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table and information sets forth all cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, in 2006 and 2005 to each of the following named executive officers (the "Named Executive Officers").


THE COMPANY

         Prior to the Share Exchange, we had not paid any compensation to our chief executive officer or any other executive officer during the fiscal years ended December 31, 2006 and 2005, nor did we issue any options or awards to our executive officers during such time. We did not have any employment agreements with our executive officers either. Additionally, prior the Share Exchange, our directors did not receive any compensation for acting as such, but were reimbursed for out-of-pocket expenses incurred while attending board meetings.

RAYGERE

         The following table sets forth the compensation paid by Raygere to our chief executive officer and to all other executive officers for services rendered during the fiscal years ended June 30, 2007 and 2006. In reviewing the table, please note that:

          o    The  compensation   amounts  paid  to  Guoqing  Jiang,   reflects
               compensation paid to him by the operating subsidiaries of Raygere during the reported periods; and

          o    No other officer earned more than US$100,000 per annum.



                           SUMMARY COMPENSATION TABLE

------------------------- ------- --------- --------- ----------- ---------- ---------------- -------------- ------------ ----------
                                                                                  NON-
                                                                                 EQUITY           NON-
NAME AND PRINCIPAL                                                              INCENTIVE       QUALIFIED
POSITION                           SALARY    BONUS    STOCK       OPTION          PLAN          DEFERRED      ALL OTHER     TOTAL
                           YEAR     ($)       ($)     AWARDS ($)  AWARDS      COMPENSATION    COMPENSATION   COMPENSATION    ($)
                                                                   ($)         EARNINGS ($)    EARNINGS ($)       ($)
------------------------- ------- --------- --------- ----------- ---------- ---------------- -------------- ------------ ----------

 Guoqing Jiang, CEO(1)     2006    52,000      -          -           -             -               -             -           -
------------------------- ------- --------- --------- ----------- ---------- ---------------- -------------- ------------ ----------
Guoqing Jiang, CEO(1)      2005    63,000      -          -           -             -               -             -           -
------------------------- ------- --------- --------- ----------- ---------- ---------------- -------------- ------------ ----------


(1) The compensation for Guoqing Jiang reflects his salary at Chengdu Tianyin prior to the Share Exchange.


Outstanding Equity Awards at Fiscal Year-End

We did not grant any options or awards to any of our named executive officers during our last two completed fiscal years nor did any of our executive officers exercise any such options or awards during such period.

Employment Agreements

We do not currently have any employment agreements with our executive officers, but intend to enter into employment agreements at market rates as determined by the board of directors and confidentiality agreements with our executive officers.

Retirement/Resignation Plans

We do not have any plans or arrangements in place regarding the payment to any of our executive officers following such person's retirement or resignation.


DIRECTOR COMPENSATION

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do however, reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.




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





                  CERTAIN RELATIONSHIP AND RELATED TRANSACTION

         We have not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transactions with any member of the immediate families of the foregoing person (include spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

         On September 7, 2007, Grandway entered into a sales and purchase agreement with three of the existing shareholders ("Original Shareholders") of Chengdu Tianyin, pursuant to which Grandway purchased 100% of the equity interest in Chengdu Tianyin. The total purchase consideration was RMB3,000,000 which was determined based upon the net asset value of Chengdu Tianyin as of October 30, 2007. This transfer was approved by the Bureau of Foreign Trade and Economic Cooperation of Chengdu Economic Technolgoy Development Administration Committee on October 30, 2007, and the registration with the Chengdu Administration of Industry and Commerce was completed on November 5, 2007. As a result of this transfer, Grandway acquired an 100% equity interest in Chengdu Tianyin.

          On January 16, 2007, pursuant to a Share Transfer Agreement, Stewart Shiang Lor, a director nominee, issued stock options to the executives officers and management team of Chengdu Tianyin Pharmaceutical Co., Ltd., (the "Executives") our wholly owned subsidiary located in Chengdu, Sichuan Province of the People's Republic of China that operates our business. Pursuant to the agreement, Mr. Lor granted to the Executives the option to acquire all of the shares of Time Poly Management Limited, a British Virgin Islands corporation that owns 39,000 shares of equity interest in Raygere, which prior to the Share Exchange represented 78% of Raygere's equity, and received 9,976,824, shares of our Common Stock in the Share Exchange transaction. Mr. Lor is the sole shareholder of Time Poly Management. Under the terms of the Share Transfer Agreement, the Executives will have the right and the option to purchase 100% of the outstanding shares of capital stock of Time Poly Management at any time through November 15, 2008. Although the Executives may exercise their options at any time during the term of the option, the exercise price of the options depends upon the fulfilment of certain performance targets based on the future revenues of Chengdu Tianyin, as set forth in the Share Transfer Agreement. The exercise prices of these options range from $1,293 to $660,975. The options vest on a one-third basis per quarter for three specified quarters and may be exercised in whole or in part after Chengdu Tianyin's revenues for such quarter is determined, which shall not be later than 45 days following the applicable fiscal quarter.


         As part of the Share Exchange Agreement, Time Poly Management Limited, Cmark Holdings Co., Ltd., Happyvale Limited and Fartop Management Limited (the "Escrow Stockholders") entered into a Share Escrow Agreement pursuant to which they placed an aggregate of 2,097,783 million shares of Common Stock they own (the "Escrowed Shares") into escrow for the benefit of the Investors in the event we fail to achieve certain net income levels; one half of the Escrowed Shares is allocated to each of the two fiscal years involved in the Share Escrow Agreement (the "Yearly Shares"). The Escrowed Shares are being held as security for the achievement of the: (i) the lesser of our reported net income of at least $5.6 million or fully diluted EPS (share count includes all outstanding common shares, preferred shares, warrants and options) of $0.18 per share in fiscal 2008 (the "2008 Performance Threshold") and (ii) the lesser of our reported net income of at least $7.2 million or fully EPS (share count includes all outstanding common shares, preferred shares, warrants and options) of $0.24 per share in fiscal 2009 (the "2009 Performance Threshold"). If we achieve more than 92% of each of the 2008 Performance Threshold and the 2009 Performance Threshold, the Escrowed Shares will be released back to the Escrow Stockholders. For each year that we achieve 92% or less of the 2008 Performance Threshold or 2009 Performance Threshold, the Investors shall receive 73,624 shares for each one percent (or fraction thereof) by which such performance threshold was not achieved (pro rata based on the number of shares of Series A Preferred Stock owned by such Investor at such date) up to a maximum of 1,104,360 shares and if less than a total of 500,000 shares are so delivered, the Escrow Stockholders shall receive the difference between 500,000 and the number of shares delivered to the Investors. Additionally, if all of the Yearly Shares are distributed in any given year, then the Company must distribute an aggregate of 1,000,000, 3-year warrants at an exercise price of $1.00 per shares, to the Investors.

           If any Escrow Shares are distributed to the Investors under the Share Escrow Agreement, we have agreed to use commercially reasonable efforts to file a registration statement relating to the resale by the Investors of the Escrow Shares so distributed within 30 days following the date that we are obligated to deliver any such Escrow Shares to the Investors. We will thereafter use commercially reasonable efforts to cause such registration statement to become effective. We will cause the registration statement to remain effective until each Investor has sold Escrow Shares received by it or until each Investor is permitted to resell all of the Escrow Shares received by it at one time pursuant to Rule 144(k) of the Securities Act of 1933, as amended.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

                                              VISCORP INC.


                                              By:  /s/ Guoqing Jiang
                                                   -----------------
                                              Name: Guoqing Jiang
                                              Title: Chief Executive Officer and
                                                     Chairman

Dated:   January 18, 2008




















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